         UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549

         Schedule 13G
              (Amendment No. 2)

                              (Rule 13d-102)
         Information to be Included in Statements Filed Pursuant
     to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
                        Pursuant to § 240.13d-2

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         OHR PHARMACEUTICAL, INC .
                             (Name of Issuer)

               COMMON STOCK, PAR VALUE $.0001 PER SHARE
                     (Title of Class of Securities)

                               67778H200
                             (CUSIP Number)

                         December 31, 2016
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)
      [   ]  Rule 13d-1(c)
      [ X ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO. 67778H200
-----------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ORIN HIRSCHMAN

-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [   ]
                                                    (b) [ X ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

United States
-----------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                           2,376,939
     NUMBER OF             --------------------------------------------------------
      SHARES               6.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              2,759,939
       EACH                --------------------------------------------------------
     REPORTING             7.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:               2,759,939
                           --------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                           2,759,939
-----------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,759,939
-----------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
[ ]
-----------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

7.7%
-----------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

IN

CUSIP  NO. 67778H200
-----------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

AIGH INVESTMENT PARTNERS, LLC

-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [   ]
                                                    (b) [ X ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
-----------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                           1,506,748
     NUMBER OF             --------------------------------------------------------
      SHARES               6.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              1,506,748
       EACH                --------------------------------------------------------
     REPORTING             7.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:               1,535,748
                           --------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                           1,535,748
-----------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,535,748
-----------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
[ ]
-----------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

4.3%
-----------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

OO

CUSIP  NO. 67778H200
-----------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

THE TZEDAKAH FUND

-----------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) [   ]
                                                    (b) [ X ]
-----------------------------------------------------------------------------------
3.       SEC USE ONLY

-----------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland
-----------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER

                           731,991
     NUMBER OF             --------------------------------------------------------
      SHARES               6.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              731,991
       EACH                --------------------------------------------------------
     REPORTING             7.       SOLE DISPOSITIVE POWER
      PERSON
       WITH:               882,991
                           --------------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER

                           882,991
-----------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

882,991
-----------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
[ ]
-----------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

2.5%
-----------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

OO

SCHEDULE 13G

Item 1(a)  Name of Issuer:

   Ohr Pharmaceutical, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

  800 Third Avenue, 11th Floor, New York, New York 10022

Item 2(a)  Names of Persons Filing:

  This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1 promulgated by the Securities and
  Exchange Commission pursuant to Section 13 of the Securities Exchange
  Act of 1934, as amended (the "Act")

    I.   Orin Hirschman, who is the managing member of AIGH Investment
         Partners, LLC, and a trustee of The Tzedakah Fund,  with respect to shares of Common Stock (as defined in Item 2(d) below) directly held by AIGH Investment Partners, LLC and The Tzedakah Fund;
    II.  AIGH Investment Partners, LLC, Delaware limited liability company, with respect to shares of Common Stock (as defined in Item 2(d)
         below) directly held by it;
    III. The Tzedakah Fund with respect to shares of Common Stock directly held by it.

Item 2(b)  Addresses of Principal Business Offices:

  The principal business office of Orin Hirschman, AIGH Investment
         Partners, LLC, and The Tzedakah Fund is 6006 Berkeley Ave.,
  Baltimore, MD 21209.

Item 2(c)  Citizenship:

  See item 2(a) above and Item 4 of each cover page.

Item 2(d)  Title of Class of Securities:

             Common Stock and Warrants to purchase Common Stock, par value $0.0001 per share

Item 2(e)  CUSIP Number:

         67778H200

Item 3         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         N/A

Item 4.  Ownership

1) Orin Hirschman

  a.  Amount Beneficially Owned:

  2,759,939

  b.  Percent of class

  7.7%

  c.  Number of shares as to which AIGH Investment Partners, LLC has:

   i.  Sole power to vote or to direct the vote

   2,376,939

   ii.  Shared power to vote or to direct the vote

   2,376,939

   iii.  Sole power to dispose or to direct the disposition of

   2,759,939

   iv.  Shared power to dispose or to direct the disposition of

   2,759,939

2)  AIGH Investment Partners, LLC

  a. Amount Beneficially Owned:

  1,535,748

  b.  Percent of class

  4.3%

  c.  Number of shares as to which AIGH Investment Partners, LLC has:

   i.  Sole power to vote or to direct the vote

   1,506,748

   ii.  Shared power to vote or to direct the vote

   1,506,748

   iii.  Sole power to dispose or to direct the disposition of

   1,535,748

   iv.  Shared power to dispose or to direct the disposition of

   1,535,748

3)  The Tzedakah Fund

  a.  Amount Beneficially Owned:

  882,991

  b.  Percent of class

  2.5%

  c.  Number of shares as to which AIGH Investment Partners, LLC has:

   i.  Sole power to vote or to direct the vote

   731,991

   ii.  Shared power to vote or to direct the vote

   731,991

   iii.  Sole power to dispose or to direct the disposition of

   882,991

   iv.  Shared power to dispose or to direct the disposition of

   882,991

Item 5.      Ownership of Five Percent or Less of a Class:

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                               [  ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired
  the Security Being Reported on by the Parent Holding Company or Control Person:

  N/A

Item 8.  Identification and Classification of Members of the Group.

  N/A

Item 9.   Notice of Dissolution of Group:

   N/A

Item 10.  Certification:

  N/A

Signature

  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

     By: /s/ Orin Hirschman
            Orin Hirschman,
     Individually and as managing member of AIGH
     Investment Partners, LLC, and a trustee of The
     Tzedakah Fund